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SEC FILE NUMBER
8-16555

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: D. L. Baker & Co., Incorporated DBA Baker & Co., Incorporated

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

19111 Detroit Rd. Suite 100
(No. and Street)

Rocky River	Ohio	44116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Melissa J. Henahan	216-696-0167	mhenahan@bakerinvestments.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Maloney + Novotny, LLC.
(Name – if individual, state last, first, and middle name)

1111 Superior Ave., 7th Floor	Cleveland	Ohio	44114
(Address)	(City)	(State)	(Zip Code)

10/22/2003	320
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Melissa J. Henahan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of D. L. Baker & Co., Incorporated dba Baker & Co.,Incorporated, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL STATE OF OHIO
RYAN P HENAHAN
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
10-15-2023
Recorded in
Cuyahoga County

Notary Public

Signature:

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MALONEY + NOVOTNY LLC

+ 1111 Superior Avenue, Suite 700, Cleveland, Ohio 44114
+ p 216.363.0100 | f 216.363.0500
+ www.maloneynovotny.com

Report of Independent Registered Public Accounting Firm

To the Shareholders
D.L. Baker & Co., Incorporated
Cleveland, Ohio

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of D.L. Baker & Co., Incorporated, dba Baker & Co. Incorporated, as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of D.L. Baker & Co., Incorporated as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of D.L. Baker & Co., Incorporated's management. Our responsibility is to express an opinion on D.L. Baker & Co., Incorporated's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to D.L. Baker & Co., Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as D.L. Baker & Co., Incorporated's auditor since 2007.

Cleveland, Ohio
February 21, 2022

Maloney + Novotny LLC

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS	Allowable	Non-Allowable	Total
Cash and cash equivalents	$ 108,334	$ -	$ 108,334
Restricted cash	50,000	-	50,000
Receivable - clearing broker	30,328	1,953	32,281
Marketable securities owned - at market value	1,389,580	-	1,389,580
Right of use asset - operating lease	75,429		75,429
Furniture and equipment at cost, less accumulated depreciation of $19,210	-	-	-
Total assets	$ 1,653,671	$ 1,953	$ 1,655,624

LIABILITIES AND SHAREHOLDERS' EQUITY	A.I. Liabilities	Non-A.I. Liabilities	Total
LIABILITIES			
Accounts payable and accrued expenses	$ 16,515		$ 16,515
Lease Liability		75,429	$ 75,429
Total Liabilities	$ 16,515	75,429	$ 91,944
SHAREHOLDERS' EQUITY			
Common stock, without par value			
Authorized – 500 shares			
Issued and outstanding – 204 shares			1,020
Additional paid-in-capital			394,494
Retained earnings			1,168,166
Total shareholders' equity			1,563,680
Total liabilities and shareholders' equity			$ 1,655,624

D. L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION

D. L. Baker & Co., Incorporated dba Baker & Co., Incorporated, (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934. The Company does not carry customer accounts or securities; it operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm. The Company provides financial planning and advisory services. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Use of Estimates - Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, at the date of the financial statements and the reported revenue and expenses during the reported period. Actual results could vary from the estimates that were used.

B. Cash and Cash Equivalents- Cash and cash equivalents consist of cash and money market funds. At December 31, 2021, $50,000 of the Company's cash balance is associated with a good faith deposit at its principal clearing broker and is, therefore, restricted as to use. The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. The Company places its other temporary cash investments with financial institutions, which are insured up to FDIC limits.

C. Receivables and Credit Policies-Receivables from clearing broker comprise of obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions' receivable with invoice dates over 30 days old.

Receivables from clearing broker, net of trading costs, are stated at the amount billed. Payments of receivables are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

The Company accounts for estimated credit losses in accordance with FASB ASC 326-20, Financial Instruments-Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. Changes in the allowance for credit losses are reported in credit loss expense. In the opinion of management at December 31, 2021, all receivables were considered collectible and no allowance is necessary.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

D. Marketable Securities owned - Marketable securities consist primarily of equities and mutual fund shares and are classified as trading securities, as such, these securities are reported at market value (as quoted on established markets) with unrealized gains and losses reported in operations in the year in which they occur. Net unrealized losses on investments of $399,588 are included in trading gains - net in the statement of income. Total realized gains were $28,389 for the year ended December 31, 2021. Shares in NASDAQ Stock Market, Inc. Intercontinental Exchange Group Inc., and Goldman Sachs Capital Growth Fund comprised approximately 90% of the Company's total investments as of December 31, 2021 .

E. Furniture and Equipment-Furniture and equipment are capitalized and depreciated using the straight-line method of depreciation for financial reporting purposes using estimated useful lives of five to ten years.

F. Securities Transactions – Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company uses the specific identification method to determine the cost of securities sold. Interest income is recognized as earned. Dividend income is recognized on the ex-dividend date.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement dates are recorded on a net basis on the statement of financial condition.

G. Revenue from contracts with customers. The Company has the following two types of arrangements to generate revenue from contracts with customers.

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue over the quarter they relate to as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

H. Promotion and Advertising Costs – Promotion and advertising costs are expensed as incurred and totaled $550 in 2021.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

I. Income Taxes – The Company's shareholders have consented to the Company's election to be taxed as an S corporation under the provisions of Section 1362(a) of the Internal Revenue Code, which provide for the Company's income to be taxed directly to its shareholders. Therefore, no provisions or liability for federal income taxes has been included in the financial statements, however, the Company is liable for certain state and local taxes.

The Company does not have significant unrecognized tax benefits as of December 31, 2021.

J. Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

K. Fair Value of Financial Instruments – The carrying values of cash and cash equivalents, receivables, and accounts payable are reasonable estimates of fair value due to the short-term nature of these financial instruments.

The Company estimates the fair value of financial instruments using available market information and other generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three levels:

Level 1 – Quoted market prices in active markets for identical assets and liabilities.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs in which little or no market data exists.

The Company records its marketable securities holdings based upon quoted prices on national indexes as of the last business day of trading, and are classified as Level 1 measurements.

L. Subsequent Events – The Company has evaluated all events subsequent to the statement of financial position of December 31, 2021, through February 23, 2022, which is the date these financial statements were issued and has determined that there are no subsequent events that require disclosure.

D.L. BAKER & CO., INCORPORATED

FORM X-17A-5

PART III

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 3. NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2021, the Company had net capital of $1,210,497 which was $1,110,497 in excess of its required net capital of $100,000. At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was .036 to 1.

NOTE 4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of rule 15c3-3.

NOTE 5. REPORT DISCLOSURE

Part IIA of the D.L. Baker & Co., Incorporated Focus Report (Form X-17A-5), dated December 31, 2021, to the Securities and Exchange Commission is available for examination and copying at the office of the Company in Rocky River, Ohio.

NOTE 6. EMPLOYEE BENEFIT PLAN

Substantially all of the Company's employees were covered under a qualified profit-sharing plan pursuant to Section 401(k) of the Internal Revenue Code. Under provisions of the plan, the Board of Directors was able to elect to make a discretionary contribution. No discretionary contribution was authorized for 2021.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Leases

The Company accounts for its leases in accordance with FASB ASC 842, Leases. The Company leases office space in Rocky River, Ohio under a two-year operating lease expiring September 30, 2023. The lease requires monthly payments of $3,725. The Company has a one-year renewal option expiring September 20, 2024 at the same monthly rate of $3,725, but the renewal option is excluded form the lease payments used to determine the lease liability because it is not reasonably certain the option will be exercised.

The Company recognized a right-to-use asset and lease liability upon renewing the Lease during 2021. The asset and liability have a value of $75,429 as of December 31, 2021 which was determined by calculating the present value of the cash lease Payments using a discount rate of 4%.

Maturities of lease liabilities under operating leases as of December 31, 2021 are as follows:

2022	$44,700
2023	33,525
Total undiscounted lease payments	78,225
Less interest	2,796
Total lease liabilities	$75,429

Clearing Agreement

Under the terms of the Company's agreement with its clearing firm, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. In the opinion of management, the ultimate settlement of these matters will have no material adverse effect on the financial position of the Company.

D.L. BAKER & CO., INCORPORATED

FORM X-17-5

PART III

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 8. COVID-19 Global Pandemic

The COVID-19 pandemic, whose effects first became known in January 2020, has adversely affected domestic and global economic activity. The full impact of the pandemic continues to evolve as of the date of this report. Accordingly, the pandemic is expected to affect the financial condition, results of operations and cash flows of the Company during 2022, but the extent is unknown.

Note 9. PPP Loan

On March 27, 2020, President Trump signed into law the Coronavirus Aid, Relief and Economic Security ("CARES") Act. The CARES Act, among other things, created the Paycheck protection Program ("PPP") to be administered by the U. S. Small Business Administration. In May 2020 the Company Received a $118,400 unsecured loan under the PPP. In August 2021, the Company received notice of partial forgiveness of the loan in the amount of $110,494 and paid the remaining $7,906 immediately upon notice of partial forgiveness of the loan. As such, the Company reported the forgiveness of the loan and related interest expense in the state of income as other income and other expense, respectively.

Contingencies

The Company is not aware of and has not accrued for additional contingencies.